UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 6 )



                            SPEIZMAN INDUSTRIES, INC.
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   847805 10 8
                                   -----------
                                 (CUSIP Number)



Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                Page 1 of 4 Pages

--------------------------        SCHEDULE 13G         -------------------------
CUSIP NO.  847805 10 8                                      Page 2 of 4 Pages
--------------------------      (AMENDMENT NO. 6)      -------------------------


--------- ----------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                Robert S. Speizman
                ###-##-####

--------- ----------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a)   |_|
                not a member of a group

                                                                  (b)   |_|

--------- ----------------------------------------------------------------------
 3        SEC USE ONLY


--------- ----------------------------------------------------------------------
 4        CITIZENSHIP OR PLACE OF ORGANIZATION

                United States
------------------------- --------- --------------------------------------------
                           5        SOLE VOTING POWER


                                           825,394
       NUMBER OF           --------- -------------------------------------------
         SHARES             6        SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                            0
          EACH             --------- -------------------------------------------
       REPORTING            7        SOLE DISPOSITIVE POWER
         PERSON
          WITH                             825,394
                           --------- -------------------------------------------
                            8        SHARED DISPOSITIVE POWER


                                           0
--------- ----------------------------------------------------------------------
 9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                          825,394

--------- ----------------------------------------------------------------------
10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                          n/a

--------- ----------------------------------------------------------------------
11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                          23.1

--------- ----------------------------------------------------------------------
12        TYPE OF REPORTING PERSON *

                                          IN

--------- ----------------------------------------------------------------------

                      * SEE INSTRUCTION BEFORE FILLING OUT!

                                Page 2 of 4 Pages

--------------------------        SCHEDULE 13G         -------------------------
CUSIP NO.  847805 10 8                                      Page 3 of 4 Pages
--------------------------      (AMENDMENT NO. 6)      -------------------------




  ISSUER:                              Speizman Industries, Inc.
  TITLE OF CLASS OF  SECURITIES:       Common Stock, par value $.10 per share
  REPORTING PERSON:                    Robert S. Speizman
  SOCIAL SECURITY NUMBER OF
       REPORTING PERSON:               ###-##-####

         The following are the changes in the information reported in the previous filing of Schedule 13G, dated February 12, 1999:

Item 4        OWNERSHIP:

              (A)   AMOUNT BENEFICIALLY OWNED

                            638,097      Shares owned directly
                                         Shares subject to presently exercisable
                                           options or options that become
                            187,297        exercisable in January  2000
                            -------
                            825,394      Shares beneficially owned

              (B)   PERCENT OF CLASS

                    23.1%

              (C)   NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS

                    (i)    Sole power to vote or direct the vote:

                            638,097      Shares owned directly
                                         Shares subject to presently exercisable
                                            options or options that become
                            187,297         exercisable in January 2000
                            -------
                            825,394      Shares beneficially owned

                       (ii)Shared power to vote or direct the vote:

                              -0-

                    (iii)  Sole power to dispose or direct the disposition of:

                            638,097      Shares owned directly
                                         Shares subject to presently exercisable
                                            options or options that become
                            187,297         exercisable in January 2000
                            -------
                            825,394      Shares beneficially owned

                               Page 3 of 4 Pages

--------------------------        SCHEDULE 13G         -------------------------
CUSIP NO.  847805 10 8                                      Page 4 of 4 Pages
--------------------------      (AMENDMENT NO. 6)      -------------------------



                       (iv)Shared power to dispose or direct the disposition of:

                              -0-





         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




                                                     February 11, 2000
                                               -------------------------------
                                                          Date


                                                    /s/ Robert  S. Speizman
                                               -------------------------------
                                                         Signature

                                                      Robert S. Speizman
                                               -------------------------------
                                                         Name/Title


                               Page 4 of 4 Pages